March 25, 2022

Via EDGAR and E-mail

Jeremy Esperon, Esq., Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Great-West Life & Annuity Insurance Company and Variable Annuity-8 Series Account, Registration Statement on Form N-4 (File No. 333-203628)

Dear Mr. Esperon:

Below are the Company’s responses to comments received from the Staff on Post-Effective Amendment No, 9 to the above-referenced registration statement. Revisions described in this [letter/e-mail] will be added to the registration statement by a Post-Effective Amendment filed under Rule 485(b). A copy of the prospectus marked to show the proposed revisions is [enclosed with this letter/included with this e-mail].

For your convenience, the comments received from the Staff are set forth below, followed by the Company’s response.

1.	References to “Covered Funds” and “Important Note” under Overview (Cover Page)

Comment: Change references from “Covered Funds” to “Covered Fund”, given that there is only one Cover Fund being offered under the contract, and bold the “Important Note” under “Overview”.

Response: The prospectus and the SAI have been revised, as requested, by modifying all references and bolding the “Important Note” in the Overview section.

2.	Purchasing contract for Tax Deferral

Comment: Revise statements that the contract should not be purchased for the purpose of tax deferral to read “additional” tax deferral.

Response: The statement has been modified, as requested, in all places where it appears.

Securities offered and/or distributed by GWFS Equities, Inc., Member FINRA/SIPC. Insurance products issued by Great-West Life & Annuity Insurance Company, Corporate Office: Greenwood Village, CO; or, in New York, by Great-West Life & Annuity Insurance Company of New York, Home Office: New York, NY. GWFS is a subsidiary of GWLA and an affiliate of GWLANY, Empower Retirement, LLC; Great-West Funds, Inc.; and registered investment advisers, Advised Assets Group, LLC and Personal Capital.

3.	Payment Options (Cover Page)

A.	Comment: Add under the section “Payment Options” that it is not beneficial to annuitize this contract, and that the Contract was designed to provide the GLWB benefit.

Response: The following sentence has been added at the end of the first paragraph under “Payment Options”:

It is generally not beneficial to you to annuitize this Contract. The Contract was designed specifically to provide the GLWB, and you will have paid a non-refundable fee for such benefit. In addition, the annuity payment amount might be less than the GLWB payout would provide.”

B.	Comment: In the fifth paragraph under “Payment Options”, provide a cross-reference to the section “Free Look Period” in the prospectus.

Response: The cross-reference has been added, as requested.

4.	Table of Contents

Comment: Change Cyber Security Risks to Principal Risks of Investing in the Contract.

Response: The change has been made, as requested.

5.	Important Information You Should Consider about the Contract (pages 4-7)

A.	Comment: All line items in “Important Information You Should Consider about the Contract” table should contain hyperlinks to the relevant section of the prospectus.

Response: The hyperlinks have been added, as requested.

B.	Comment: In the description under “Fees and Charges”, change “fees for transfers” to “Transaction Charges”.

Response: The change has been made, as requested.

C.	Comment: Move the explanatory paragraph under “Transaction Charges” to “Restrictions” in the chart, opposite “Investments”.

Response: The explanatory paragraph has been moved, as requested.

D.	Comment: Remove the explanation how the Base Contract is calculated.

Response: The explanation how the Base Contract is calculated, has been removed, as requested.

E.	Comment: Under “Lowest Annual Cost” and “Highest Annual Cost” in the Fees and Expenses Table, remove references to least expensive and most expensive as there is only one Covered Fund being offered.

Response: References to the least expensive and most expensive Covered Funds have been removed, as requested.

F.	Comment: Add a line item in the table for “Other Charges and Expenses” and provide a section reference for same.

Response: As requested, we have added a new line item “Other Plan or Participant Charges” that explains the types of charges and provided section reference hyperlinks.

G.

Comment: Under “Risks” opposite “Not a Short Term Investment” add a statement that the contract is designed as a long- term accumulation investment for retirement savings and to provide lifetime withdrawal benefits.”

Response: The statement has been added, as requested.

H.

Comment: Add a new line item under “Risks” describing the effect of Excess Withdrawals, state that such Excess Withdrawals could also result in the termination of the GLWB, GAWs and the Contract and provide hyperlinks to the relevant sections of the prospectus.

Response: As requested, Excess Withdrawals has been added as a “Risk” together with an explanation that such withdrawals will reduce the guaranteed payments under the GLWB and could result in the termination of the GLWB, GAWs and the Contract” and hyperlinks have been added to relevant section of the prospectus.

I.

Comment: Under “Restrictions” opposite “Optional Benefits” in the table, remove the first two bullet points, and expand explanation of “Loans” to include a statement that no interest is charged on loans and that loans will result in a proportionate reduction of the Benefit Base and could also result in termination of GWLB, GAWs and the Contract.

Response: The disclosure has been revised, as requested.

J.	Comment: Remove paragraph under “Conflicts of Interest” opposite “Investment Professional Compensation” that discusses non-cash compensation, bonuses, etc.

Response: The Conflicts of Interest disclosure has been removed, as requested. More fulsome information about broker compensation appears later in the prospectus under “Distribution of the Contract.”

6.	Overview of the Contract (pages 8-10)

A.	Comment: In the first paragraph of the section, clarify the conditions of the GLWB that must be satisfied.

Response: The following parenthetical has been added in response to this comment: “(i.e., you are a Participant in a retirement Plan; the Guarantee Benefit Fee is paid when due; and you select the Covered Fund).”

B.

Comment: In the first paragraph of the section, add the sentence: “Taking Excess Withdrawals either during the Accumulation Phase or during the Withdrawal Phase will reduce your Benefit Base proportionally and may result in a reduction to your benefit under the GLWB or even termination of the GLWB, GAWs and of the Contract.”

Response: The statement has been added, as requested.

C.	Comment: In the third paragraph under the heading “Accumulation Phase”, elaborate on the impact of an Excess Withdrawal.

Response: In response to this comment, we have added the following sentence: “Taking Excess Withdrawals either during the Accumulation Phase or during the Withdrawal Phase will reduce your Benefit Base proportionally and could result in a reduction to your benefit under the GLWB or even termination of the GLWB, GAWs and of the Contract.”

D.	Comment: Under the heading “Withdrawal Phase”, add language clarifying when additional Contributions may be made.

Response: Following disclosure that “You may not make any additional new Contributions after the Withdrawal Phase has begun”, the following statement has been added:

“But transfers from other investment options offered in the Plan and indirect rollovers from external plans that are first directed to other Plan investment options are allowed throughout the Withdrawal Phase.”

E.	Comment: Under the heading “Settlement Phase”, clarify what types of fees could result in the Covered Fund Value being reduced to zero.

Response: In response to this comment, the following fees have been identified:

“such as third-party custodial or advisory fees related to managed account services or fees associated with a GLWB Participant’s IRA/retirement plan.”

F.	Comment: Under the heading “Option to Annuitize”, repeat that annuitizing this Contract is not in participant’s best interest, and that there is no maximum age restriction for annuitization.

Response: The following statements have been added:

“It is generally not in your best interest to annuitize this Contract, as you will be forfeiting the lifetime withdrawal benefit and the fees you paid for the benefit. There is no limitation as to the maximum age you may elect to annuitize.”

G.	Comment: Under “Additional Features of the Contract — Death Benefit”, add a bullet point stating that no death benefit is payable once the Settlement Phase begins.

Response: The bullet point has been added, as requested.

7.	Fee Tables (pages 10-12)

A.	Comment: Add a note stating that third party fees are Participant and Plan specific and, therefore, are not reflected in the Fee Tables.

Response: In response to this comment, the following disclosure has been added in boldface type:

Please note that there may be additional extra-contractual fees and charges that are not reflected in the Fee Tables, such as custodial or advisory fees that are plan and/or GLWB Participant specific. Depending on the type of charge, these may reduce only your GLWB Participant Account Value, both your GLWB Participant Account Value and your GLWB

Benefit Base, and/or could have tax consequences. See the Section “Managed Account Service and other Financial Adviser Fees” and “Plan Fees and Charges” under “Charges and Deductions” later in this Prospectus.

B.	Comment: In the Annual Contract Expenses fee table, state how frequently the Base Contract Charges will be deducted.

Response: Disclosure has been added, stating that the charges will be deducted daily.

C.

Comment: In the introduction to the Example, change “transaction expenses” to “administrative expenses”, and add disclosure in boldface type stating that other charges, such as custodian fees or advisory charges may apply but are not taken into account in the Fee Table because they are Participant or Plan specific.”

Response: Both changes have been made, as requested.

D.	Comment: Remove from the assumptions underlying the Example, the reference to the most expensive Covered Fund, as there is only one Covered Fund.

Response: The reference has been removed, as requested.

8.	Principal Risks of Investing in the Contract (pages 12-14)

A.

Comment: Under the heading “Not a Short Term Investment Vehicle”, repeat the disclosure that under the terms of the GLWB Excess Withdrawals will reduce the amount of guaranteed payments for which you are eligible and could terminate the GAWs and the Contract.

Response: The disclosure has been added, as requested.

B.	Comment: Provide additional explanation of the risks associated with Contract termination.

Response: Disclosure elaborating on the risks associated with Contract termination by the Company or the Plan Sponsor has been added, as follows:

“Contract Owner or the Company may terminate the Contract upon notice to the other party If Great-West terminates the Contract: after the Contract Termination Date: (a) no further Contributions will be made to the Contract; and (b) no new GLWB Participant Accounts will be established. After the Contract Termination Date, Great-West will continue to administer all GLWB Participant Accounts in accordance with the provisions of the Contract.

If the Plan Sponsor terminates the Contract: all benefits, rights and privileges provided by the Contract shall terminate, including the GLWB, except those benefits and rights conferred on GLWB Participants in the Settlement Phase at the time the Contract is terminated. GLWB Participants who are not eligible to receive Distributions under the Plan or who are eligible to receive Distributions, but do not take a Distribution and rollover the Covered Fund Value to an IRA or Individual Retirement Annuity that offers a Great-West approved GLWB feature before the Contract Termination Date, shall have their Benefit Base and Covered Fund Value reduced to zero.”

C.	Comment: Combine the Business Continuity Risk disclosure associated with COVID 19 with the Cyber Security Risk disclosure.

Response: The risk disclosure has been combined, as requested.

9.	Great-West Life & Annuity Insurance Company (page 14-15)

A.	Comment: Under heading “Financial Condition of the Company”, revise disclosure to encourage Participants as well as the Contractholder to read and understand the Company’s financial statements.

Response: The disclosure has been revised, as requested.

B.	Comment: Under the heading “Additions and Deletions or Substitutions of Funds”, add disclosure explaining what happens if Company changes a Covered Fund and Contractholder objects.

Response: Disclosure has been added clarifying that, in the event the Contractholder objects to a change in a Covered Fund, the Participant would lose his/her GLWB benefit unless the Participant’s account was in Settlement Phase.

10.	The Contract (pages 18-22)

A.	Comment: Under the heading “GLWB Participant Account”, define KeyTalk and the Website.

Response: Disclosure has been added explaining that KeyTalk is an automated phone system that may be used to obtain information about a Participant’s account, and that the phone number (and website link) by which to access the system are displayed on quarterly statements as well as in the initial communications the Participant received during enrollment.

B.	Comment: Under the heading “Free Look Period” section, state that some states may require return of entire Contribution.

Response: The disclosure has been added, as requested.

C.	Comment: In the third paragraph under the heading “GLWB Participant Account Value” state where the Schedule of Terms and Fees may be found.

Response: Disclosure has been added explaining that because the Schedule of Terms and Fees is Plan specific and will vary among Plans, it is included with the election form when a Plan adds SecureFoundation Balanced Fund to its investment options.

D.	Comment: Under the heading “Changes to the Contract” revise disclosure to state that the Company will notify Participants of any changes that affect their Contract.

Response: The disclosure has been modified, as requested.

E.	Comment: In the Benefits Available Under the Contract table, correct the heading “Fee” to “Maximum Fee”.

Response: The disclosure has been revised, as requested.

11.	The Guaranteed Lifetime Withdrawal Benefit (pages 22-34)

A.

Comment: In the ninth and last full paragraph under the heading “The Guaranteed Lifetime Withdrawal Benefit” include a statement that Excess Withdrawals during a time when the Covered Fund is performing poorly could also result in termination of the Contract (as well as the guaranteed payments).

Response: The statement has been added, as requested.

B.	Comment: In the “Accumulation Phase” section under the heading “How the GLWB Works” indicate that Excess Withdrawals will reduce but could also terminate the Benefit Base and the Contract.

Response: Disclosure has been added, as requested.

C.

Comment: In the “Withdrawal Phase” section under the heading “How the GLWB Works” reference that information about the ability to make additional Contributions is located in “The Withdrawal Phase” section below.

Response: The disclosure has been added, as requested.

D.

Comment: Under the heading “Benefit Base” provide the following reference to describe the proportionate reduction to the Benefit Base (See the numerical example under “Excess Withdrawals During the Accumulation Phase”).

Response: The disclosure has been added, as requested.

E.	Comment: Under the heading “Excess Withdrawals During the Accumulation Phase”, include a statement that Excess Withdrawals could result in termination of the guaranteed payment and the Contract.

Response: The disclosure has been added as requested.

F.	Comment: Under the heading “Loans”, explain how loans are requested, disbursed and credited back and disclose that taking a loan could result in the termination of the GLWB, GAWs or the Contract.

Response: Disclosure explaining how loans are requested, disbursed and repaid, and the potential consequences of taking a loan has been added, as requested.

G.	Comment: Under the heading “Installments”, explain what additional Contributions may be made during the Withdrawal Phase.

Response: The following disclosure has been added:

“Once the Withdrawal Phase has begun, the GLWB Participant may not make any additional new Contributions through payroll deductions, although Transfers from other investment options offered in the Plan and indirect rollovers (i.e., first to other investment options offered in the Plan and then to the SecureFoundation Balanced Fund) are allowed throughout the Withdrawal Phase.”

H.	Comment: Under the heading “Effect of Annuitization” state that it is not in a Participant’s best interest to annuitize this Contract, because they would lose the benefit (which could be higher); they would forfeit all their payments for the benefit; and they could no longer take withdrawals from the Participant Account Value.

Response: The requested disclosure has been added.

12.	Charges and Deductions (pages 34-36)

A.

Comment: Under the heading “Variable Asset Charge”, state how frequently the charge would be deducted if there were assess and that the charge would be deducted from the Accumulation Unit value used to calculate the Participant Account Value.

Response: The disclosure has been added, as requested.

B.	Comment: Under the heading “Contract Maintenance Charge” state that if the Contract Maintenance Charge were assessed it would be deducted by redeeming Accumulation Units.

Response: The disclosure has been added, as requested.

C.

Comment: Add a new heading under Charges and Deductions for disclosure that describes third-party charges for advisory and custodian services and explains how withdrawals to pay those fees affect the GLWB Participant Account Value and the Benefit Base, and any tax consequences. Include how it would be deducted; how a GLWB Participant could request automatic withdrawals to pay those fees; how they could cancel the automatic withdrawals; and the possible frequency of withdrawals the GLWB Participant could select. In addition, include disclosure that the GLWB Participant should consult their financial adviser whether it is advisable to pay fees from the Contract, state that these fees are in addition to Contract fees, and that GLWB Participant should ask about compensation paid to the investment adviser.

Response: The requested disclosure has been added under the heading “Managed Account Service and other Financial Adviser Fees.”

D.

Comment: Add a new heading in the Charges and Deductions section for disclosure that describes Plan-related fees, such as custodian fees, that are deducted from all GLWB Participant Account Values and from the other investment options offered through the Plan on a pro-rata basis. State that such fees will reduce the Covered Fund Value but not the Benefit Base.

Response: The requested disclosure has been added under the heading “Plan Fees and Charges.”

13.	Annuity Payment Options (pages 38-39)

Comment: Add disclosure explaining (i) whether a Participant is required to annuitize the Contract; (ii) whether there is a maximum age for annuitization and (iii) the available frequency of payments for selection by the annuitant or joint annuitant.

Response: The requested disclosure has been added.

14.	Deductions for Advisory Fees and Other Third-Party Charges

Comment: In addition to disclosure added to the Charges and Deductions section of the prospectus, dedicated to describing the impact of fees deducted from GLWB Participant Account to pay advisory and other fees payable to third parties, (“Managed Account Service and other Financial Adviser Fees”), disclosure that derives from this addition to the Charges and Deduction section should appear in other sections of the prospectus.

Response: Additional disclosures were provided in the following sections of the prospectus:

•	Payment Options (Cover Page)

•	Important Information You Should Consider – Ongoing Fees and Expenses (Annual Charges) (page 4) …”

•	Important Information You Should Consider - Lowest and Highest Annual Costs (page 4)

•	Fee Tables - Optional Benefits (page 10)

•	Fee Tables – Example (page 12)

•	GLWB Participant Account Value (page 20)

•	Benefits Available Under the Contract Table (page 21)

•	Qualified Contracts (Deduction of Third Party Fees from Contract) (page 41).

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The Company believes the revisions described above respond adequately to the Staff’s comments. If you have any questions regarding information presented in this letter or the proposed revisions to the prospectus, please contact me at (303)-737-2660.

Thank you for your attention to this matter.

Sincerely,

/s/ Kirsty Lieberman

Kirsty Lieberman
Sr. Counsel
Employee Benefits, Trust & Insurance